Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
For the nine months ended December 31, 2011

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of March 28, 2012 and relates to the financial condition and results of operations. Past performance may not be indicative of future performance. The MD&A should be read in conjunction with the audited consolidated financial statements and related notes for the nine months ended December 31, 2011 and the comparative year ended March 31, 2011. During the three months ended December 31, 2011 (“current period”), the Company changed its year-end from March 31 to December 31 to make the reporting period of the Company coincide with other precious metal producing issuers, and is reporting results for the nine months ended December 31, 2011.

On April 1, 2011, the Company adopted International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”), using a transition date of April 1, 2010 to accommodate comparative periods. As a result, the audited consolidated financial statements for the nine months ended December 31, 2011 (“consolidated financial statements”) have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards as issued by the IASB. Prior to April 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles as included in Part V of the Canadian Institute of Chartered Accountants Handbook (“Canadian GAAP” or “CGAAP”). Detailed reconciliations of comparative figures previously reported under Canadian GAAP to IFRS are provided in Note 23 to the consolidated financial statements. These differences have been identified with reference to IFRS effective as of the date of this MD&A.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” are to Canadian dollars.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and cautionary notes to U.S. investors and Forward-Looking Statements sections of this document. Note that the Company has included a non-GAAP performance measure, cash cost per gold ounce (“oz”), throughout this document. For further information, see the Non-GAAP Measures section of this document.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in mining, development, exploration and acquisition of resource properties in Latin America. The Company owns and operates the San Francisco open pit gold mine (the “Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra open pit gold mine (“La Chicharra”) are collectively known as the San Francisco Gold Project. The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2 located in Santa Ana, Sonora, Mexico and are included in the San Francisco property. The Company has also entered into a property option agreement to earn an interest in the San Onesimo, Zindy, and San Fernando mineral concessions located in the State of Zacatecas, Mexico.

The Company also entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. The Company has received title to the Santa Maria de Oro claim in Jalisco, Onesimo claims in Mazapil-Conception de Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX:TMM) and the NYSE Amex LLC (“NYSE Amex”) (NYSE.A:TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

THREE MONTHS ENDED DECEMBER 31, 2011 HIGHLIGHTS

  Metal revenues were $35.5 million, compared to $27.6 million during the same prior year period. This represents a 28% increase over the prior year.

  Profit from operations was $15.8 million, compared to $15.9 million during the same prior year period.

  Cash flows from operations were $10.7 million, compared to cash flows from operations of $15.3 million during the same prior year period.

  The Company produced 21,524 ounces of gold and sold 21,895 ounces of gold, compared to gold produced and sold during the same prior year period of 20,031 ounces.

  The Company’s cash cost per ounce was $662, compared to a cash cost per ounce during the same prior year period of $441. This increase is attributed to a planned lower grade ore being extracted year over year (see San Francisco Gold Project - Operations Review section below); additional replacement parts being installed to prepare for the upcoming crusher expansions; additional cyanide used in the heap leach process; added security presence at the Mine; and, the industry wide increases in key mining consumables prices due to global supply constraints and labour cost increases due to the demand for mining professionals.

  Increased solutions handling capacity by purchasing additional water concessions, adding new carbon columns and pumping capacity and by adding a mixing tank for the addition of high concentration solutions to the ore on the conveyors.

  Purchased an additional 700 hectares at La Chicharra for leach pad expansion and received permits for the expansion.

  Significant milestones:

  Timmins commenced trading on the NYSE Amex effective November 4, 2011.

  Completion and filing on November 23, 2011 of the technical report titled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan”, illustrating a 71% increase in the estimated mineral reserves at the San Francisco Gold Project to 1,330,000 contained gold ounces.

  Completion of the 2011 drilling program on December 1, 2011; a total of 177,708 metres of drilling has been realized between January 1, 2011 and November 30, 2011 (110,755 metres between July 1, 2011 and November 30, 2011). The Company received the assays from the program and has incorporated them into a new resource estimate, which was released on March 14, 2012.

NINE MONTHS ENDED DECEMBER 31, 2011 HIGHLIGHTS

  Metal revenues were $90.8 million, compared to $61.1 million during the same prior year period. This represents a 49% increase over the prior year.

  Profit from operations was $36.6 million, compared to $27.5 million during the same prior year period. This represents a 33% increase over prior year.

  Generated record cash flows from operating activities before changes in non-cash working capital of $46.4 million, compared to $44.1 million during the year ended March 31, 2011. Cash flows from operations after changes in non- cash working capital were $24.0 million, compared to $42.7 million during the year ended March 31, 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

  The Company produced 55,487 ounces of gold and sold 56,777 ounces of gold, compared to gold produced and sold during the same prior year period of 47,032 ounces. This represents an 18% increase in gold production and 21% increase in gold sold over the prior year. During the 12 month calendar year 2011, the Company produced a total of 74,241 ounces of gold.

  The Company’s cash cost per ounce was $608, compared to a cash cost per ounce during the same prior year period of $526.

  Completion of crushing facility expansion from 14,000 tonnes per day (“t/d”) to 18,000 t/d in July, 2011.

  In June, 2011, the Company replaced and restructured the $15.0 million gold-linked debt facility (the “Gold Loan”) with a C$18.0 million debt agreement. The new debt agreement does not contain any payments which are indexed to movements in gold prices and thus allows the Company to freely realize current gold prices. In addition, the new facility does not carry a guaranteed minimum payment as outlined in the previous Gold Loan.

  In June, 2011, the Company announced the appointment of Colin P. Sutherland, CA as Chief Financial Officer. Mr. Sutherland previously held positions as President of Capital Gold Corp, President and CEO of Nayarit Gold Inc, and CFO of Aurico Gold Inc.

  In July, 2011, the Company facilitated the issuance of 25,205,090 special warrants, which allowed the holder to acquire shares directly from an existing shareholder. In August, 2011, these 25,205,090 special warrants were exercised. This was a non-dilutive event as no common shares of the Company were issued. The Company did not receive any proceeds from this transaction and did not issue any shares.

  In August, 2011, the Company announced the appointment of Paula Rogers, CA as a new member of the Board of Directors and Chair of the Audit Committee.

  In September, 2011, the Company announced an updated NI 43-101 reserve and resource estimate for the San Francisco Gold Project. The new estimate contains 1,330,000 proven and probable reserve ounces, 1,441,000 total measured and indicated resource ounces and 1,005,000 inferred ounces. This represents 71%, 46% and 383% increases, respectively, over the previous estimate.

  In September, 2011, the Company engaged an independent third party consultant to review the Company’s leaching procedures, and accordingly, the Company made revisions to its leaching process. The Company believes this will assist in the recovery of gold at levels consistent with the metallurgy outlined in previous technical reports.

RECENT DEVELOPMENTS

  Commencement of 100,000 metre drilling program on the San Francisco Gold Project as of March, 2012.

  On March 14, 2012, the Company announced an updated resource estimate for the San Francisco Gold Project. The new estimate contains 1,575,000 total measured and indicated resource ounces and 1,351,000 inferred ounces. This represents 9% and 34% increases, respectively, over the previous estimate, which was released September, 2011.

OUTLOOK

The Company’s growth strategy is to increase its production profile (current guidance: 100,000 ounces for fiscal 2012), reduce cash cost per gold ounce (current guidance: $650/oz) and increase its reserve base through a number of initiatives, including the following:

  Realizing expansion opportunities at the San Francisco Gold Project, including a planned crushing expansion from 18,000 t/d to 25,000 t/d, estimated to be completed by June, 2012 (estimated cost of $2.2 million) and a further expansion going to 32,000 t/d, estimated to be completed by January, 2013 (estimated cost of $7.7 million);

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

  The continuation of the Company’s exploration program designed to convert resources to reserves, increase resources, and increase its production profile. The Company has commenced an additional 100,000 metre drilling program for an estimated cost of $10.0 million; and

  Actively pursuing accretive transactions to create value for shareholders.

These growth initiatives are expected to be supported by internal cash flow generated from the operations at the San Francisco Gold Project, together with the new debt agreement with Sprott Resource Lending Partnership. The Company is committed to responsibly operating and growing to become a profitable gold producer, creating value for all its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates.

REVIEW OF FINANCIAL RESULTS

	Nine months ended	Year ended
	December 31, 2011	March 31, 2011
Gold produced (oz)	55,487	65,786
Gold sold (oz)	56,777	62,762
Average realized gold price ($/oz)	1,599	1,324
Average gold price (London PM Fix) ($/oz)	1,634	1,294
Cash cost per gold ounce ($/oz)	608	530
Metal revenues ($)	90,768,679	83,080,428
Profit from operations ($)	36,576,001	35,126,411
Earnings ($)	20,873,612	6,590,490
Earnings per share, basic ($)	0.15	0.05
Earnings per share, diluted ($)	0.15	0.05
Cash from operations ($)	24,029,887	42,743,992
Cash dividends declared ($)	Nil	Nil
Total assets ($)	162,219,914	113,709,656

As a result of the change in year-end from March 31 to December 31, the comparative period for the nine months ended December 31, 2011 is the year ended March 31, 2011.

Earnings for the Company increased to $20.9 million for the nine months ended December 31, 2011, compared to $6.6 million for the year ended March 31, 2011 as a result of the following factors:

Gold price

The London PM Fix price of gold averaged $1,634 per ounce, compared to $1,294 during the year ended March 31, 2011. This represents a 26% increase year over year and is a significant contributing factor to the increased revenues generated by the Company.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Metal revenues

The Company sold 56,777 gold ounces, compared to sales of 62,762 gold ounces during year ended March 31, 2011. The difference in gold ounces sold over the comparative period is a result of the change in year-end, which decreased the number of months in the current reporting period compared to the year ended March 31, 2011. Total metal revenues from mining operations were $90.8 million, compared to $83.1 million during the year ended March 31, 2011, which is the result of realizing an average gold price per ounce of $1,599, compared to $1,324 during the year ended March 31, 2011.

Cost of sales

Production costs form a component of cost of sales and were $34.5 million, compared to $33.3 million during the year ended March 31, 2011. This increase is attributed to a planned lower grade ore being extracted year over year; additional replacement parts being installed to prepare for the upcoming crusher expansions; additional cyanide consumption in the heap leach process; added security presence at the Mine; and the industry wide increases in key mining consumables prices due to global supply constraints and labour cost increases due to the demand for mining professionals.

Depletion and depreciation costs form a component of cost of sales and were $7.8 million, compared to $6.9 million during the year ended March 31, 2011. The higher cost base of mineral properties, plant and equipment on hand due to significant capital additions during the period, combined with increased amortization relating to the site reclamation provision and long-term demobilization costs were the main contributing factors to this increase.

Corporate and administrative expenses

Corporate and administrative costs were $11.9 million, compared to $7.8 million during the year ended March 31, 2011. Share-based payment was the significant driver of this increase as four million share options were granted, compared to nil for the year ended March 31, 2011. Specifically, share-based payments increased to $5.4 million, compared to $0.7 million during the year ended March 31, 2011, which resulted from the issuance and vesting of share options during the nine months ended December 31, 2011 with higher fair values than those issued and vested during the year ended March 31, 2011. Salaries also increased to $2.3 million, compared to $0.9 million during the year ended March 31, 2011 as a result of increased staff levels at the Canadian and Mexican offices. Offsetting these increases are $nil asset write-down and $nil acquisition costs, compared to $1.4 million and $1.6 million, respectively, during the year ended March 31, 2011.

Finance expense

Finance expense decreased to $2.5 million, compared to $12.8 million during the year ended March 31, 2011, significantly due to the replacement of the $15.0 million Gold Loan to Sprott Asset Management with a C$18.0 million debt agreement with Sprott Resource Lending Partnership. Specifically, the Gold Loan contained an embedded derivative (see Capital Resources section below) which required revaluation each reporting period. The increases in the London PM Fix prices from the inception of the Gold Loan up to March 31, 2011 caused increased cash payments and substantial losses from the revaluation of the embedded derivative. The smaller increases in the gold price from April 1, 2011 to the refinancing date of June 1, 2011 resulted in a lower loss on revaluation being incurred. The new debt agreement contains no such embedded derivative, which has significantly reduced the finance expense year over year, and carries a cash interest rate of 1% per month of its face value.

Loss on warrant liability

Loss on warrant liability decreased to $1.0 million, compared to $3.7 million during the year ended March 31, 2011, due to the more consistent share price of the Company on a year over year basis and fewer share purchase warrants being outstanding during the nine months ended December 31, 2011. More specifically, the share price increased from C$2.50 at April 1, 2011 to C$3.15 at September 22, 2011, compared to the increase from C$1.23 at April 1, 2010 to C$2.50 at March 31, 2011. These factors are the significant inputs for the Black-Scholes option pricing model, which was the model used to value the 2,000,000 Canadian dollar share purchase warrants. These share purchase warrants were exercised on September 22, 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Income tax expense

Income tax expense was $11.8 million, compared to $12.0 million during the year ended March 31, 2011. This slight decrease was significantly due to the deferred tax expense of $6.5 million, compared to $11.3 million during the year ended March 31, 2011. During the year ended March 31, 2011, the Company used up its loss carry forwards which were previously offsetting the Company’s deferred tax liability, and as a result was required to record the full deferred tax liability at March 31, 2011 with the difference being recorded to deferred tax expense. This decrease in deferred tax expense was partially offset by increased current tax expense of $5.3 million resulting from increased profitability of the Company, compared to $0.7 million during the year ended March 31, 2011.

REVIEW OF QUARTERLY FINANCIAL RESULTS

	Three	Three	Three
	months	months	months
	Dec. 31,	Sept. 30,	Jun. 30,
	2011	2011	2011	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010
Accounting standard	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	CGAAP
Reporting currency	USD	USD	USD	USD	USD	USD	USD	C$
	Note 2	Note 2	Note 2					Note 1

Gold produced (oz)	21,524	17,287	16,676	18,754	20,031	15,682	11,319	5,321

Gold sold (oz)	21,895	16,917	17,965	15,730	20,031	15,682	11,319	5,321
Average realized gold price ($/oz)	1,621	1,670	1,504	1,398	1,380	1,247	1,227	N/A
Average gold price
(London PM Fix) ($/oz)	1,688	1,702	1,506	1,386	1,367	1,227	1,197	1,109
Cash cost per gold ounce ($/oz)	662	600	550	527	441	515	691	Nil

Metal revenues ($)	35,495,049	28,248,994	27,024,636	21,992,953	27,642,118	19,562,230	13,883,127	Nil
Profit from operations ($)	15,793,428	10,333,849	10,448,724	7,595,775	15,851,248	7,897,971	3,781,417	(2,413,925)

Earnings (loss) ($)	11,530,141	3,596,399	5,747,072	3,048,291	5,357,681	(803,714)	(1,011,768)	(5,456,353)
Earnings (loss) per share, basic ($)	0.08	0.03	0.04	0.03	0.04	(0.01)	(0.01)	(0.04)
Earnings (loss) per share, diluted ($)	0.08	0.03	0.04	0.03	0.04	(0.01)	(0.01)	(0.04)
Cash flows from operations ($)	10,741,740	7,262,371	6,025,776	14,184,790	15,273,994	4,563,735	4,975,742	(13,082,573)
Cash dividends declared ($)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note 1: Information for Q4 2010 and prior is presented in accordance with Canadian GAAP, measured in Canadian dollars and was not required to be restated to IFRS. Accordingly, the Company does not have financial information to present prepared in accordance with IFRS.

Note 2: Due to the change in year-end from March 31 to December 31 during the current period, there is no Q3 period for the nine months ended December 31, 2011. Also, the previously reported Q1 2012 and Q2 2012 periods have been renamed to “three months June 30, 2011” and “three months September 30, 2011”, respectively, so that the quarterly periods during calendar 2012 can be named Q1 2012, Q2 2012, Q3 2012, and Q4 2012.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results.

Three months ended December 31, 2011 results

Gold price

The Company has continued to benefit from record gold prices during the current period. The Company’s performance is largely dependent on the price of gold as it can directly impact the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors such as the strength of the US dollar, supply and demand, interest and inflation rates and geopolitical risks, all of which are beyond the Company’s control. The London PM Fix price of gold averaged $1,688 per ounce, compared to $1,367 during the same prior year period. The fluctuations in the daily London PM Fix prices were between $1,531 and $1,795 per ounce, compared to $1,314 and $1,421 during the same prior year period.

Metal revenues

The Company sold 21,895 gold ounces, compared to sales of 20,031 gold ounces during the same prior year period. The increase in gold ounces sold over the prior year is a result of the gradual ramp up of operations at the Mine. Total metal revenues from mining operations were $35.5 million, compared to $27.6 million during the same prior year period. The Company realized an average gold price per ounce of $1,621, compared to $1,380 during the same prior year period. The increase in ounces sold combined with record quarterly gold prices realized attributed to the increase in metal revenues.

Cost of sales

Production costs were $14.5 million, compared to $8.8 million during the same prior year period. This increase is attributed to a planned lower grade ore being extracted year over year; additional replacement parts being installed to prepare for the upcoming crusher expansions; additional cyanide used in the heap leach process; added security presence at the Mine; and the industry wide increases in key mining consumables prices due to global supply constraints and labour cost increases due to the demand for mining professionals. As a result of the cyanide supply constraint, during October, 2011, the Company was not able to apply the optimum solution flow of cyanide to the heap leach pads (see San Francisco Gold Project - Operations Review section below).

Depletion and depreciation costs form a component of cost of sales and were $2.2 million, compared to $2.1 million during the same period year period. The higher cost base of mineral properties, plant and equipment on hand due to significant capital additions during the year, combined with increased amortization relating to the site reclamation provision and long-term demobilization costs were the main contributing factors to this increase.

Corporate and administrative expenses

Corporate and administrative costs were $3.0 million, compared to $0.9 million during the same prior year period. Salaries expense along with audit, legal and consulting work comprised the majority of corporate and administrative expenses. Share-based payments also contributed to the increase as the current period expense was $0.9 million, compared to $0.1 million during the same prior year period. This resulted from the issuance and vesting of share options with higher fair values than those issued and vested during the same prior year period.

Finance expense

Finance expense decreased to $0.8 million, compared to $4.0 million during the same prior year period, significantly due to the replacement of the $15.0 million Gold Loan to Sprott Asset Management with a C$18.0 million debt agreement with Sprott Resource Lending Partnership. Specifically, the Gold Loan contained an embedded derivative (see Capital Resources section below) which required revaluation each reporting period. The increases in the London PM Fix prices during the term of the Gold Loan caused substantial losses from the revaluation of the embedded derivative. The new debt agreement contains no such embedded derivative, which has reduced the finance expense year over year.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Loss on warrant liability

Loss on warrant liability decreased to $nil, compared to $1.0 million during the same prior year period, due to the underlying share purchase warrants being exercised during the September, 2011.

Income tax expense

Income tax expense was $1.8 million, compared to $5.0 million during the same prior year period. This decrease was significantly due to deferred tax expense being incurred of $1.2 million, compared to $5.3 million during the same prior year period. During the year ended March 31, 2011, the Company used up its loss carry forwards which were previously offsetting the Company’s deferred tax liability, and as a result was required to record the full deferred tax liability at March 31, 2011 with the difference being recorded to deferred tax expense. For the three months ended December 31, 2010, the Company recognized $5.3 million of this effect in deferred tax expense.

SAN FRANCISCO GOLD PROJECT - OPERATIONS REVIEW

The San Francisco Gold Project, which was commissioned in April, 2010, is located in the Arizona-Sonora desert in the Northern portion of the Mexican state of Sonora. The Mine is comprised of an open pit operation, with crushing and heap leach processing facilities.

The Company’s first year of operations in 2010 was a successful transition from an advanced exploration and development company, to a junior producer. Since commissioning the Mine, the Company has continued to ramp up production, with increases in the average tonnes of ore processed per day achieving record rates during the month of October, 2011 of 14,968 tonnes per day. The Company’s cash cost per ounce sold increased during the current period to $662, compared to $441 during the same prior year period. The main factors that contributed to this increase are the planned lower grade of ore being extracted during the current period, additional cyanide solution being applied to the heap leach pad, as well as industry wide supply issues of key consumables used in the production of gold and labour cost increases due to the demand for mining professionals.

The following is a summary of the Company’s production statistics:

					Year ended
	Three months ended December 31		Nine months ended December 31		March 31
	2011	2010	2011	2010	2011
Ore processed (t)	1,327,299	1,208,678	3,930,664	3,204,742	4,412,081
Average ore processed grade (g/t Au)	0.78	0.94	0.81	0.84	0.85
Ore mined (dry tonnes)	2,097,621	1,208,678	5,776,128	3,204,742	4,412,081
Average ore mined grade (g/t Au)	0.58	0.94	0.66	0.84	0.85
Waste mined (t)	4,160,488	4,568,616	13,496,919	12,524,199	17,621,131
Total mined (t)	6,258,109	5,777,294	19,273,047	15,728,941	22,033,212
Strip ratio	1.98	3.70	2.34	3.91	3.99
Total days in period	92	92	275	275	365
Average ore processed per day (t/d)	14,427	13,138	14,293	11,654	12,088
Gold produced (oz)	21,524	20,031	55,487	47,032	65,786

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The Company produced 21,524 gold ounces and 11,664 silver ounces during the current period, compared to 20,031 gold ounces and 10,699 silver ounces during the same prior year period. Total production for the nine months ended December 31, 2011 was 55,487 gold ounces and 29,788 silver ounces, compared to 47,032 gold ounces and 25,221 silver ounces during the same prior year period, and 65,786 gold ounces and 33,874 silver ounces during the year ended March 31, 2011.

During the three months ended September 30, 2011, the Company was unable to apply the optimum solution flow of cyanide to the heap leach pads due to an industry wide shortage of cyanide. The Company currently has a sufficient supply of cyanide, and was able during the current period to increase the concentration of cyanide and solution flow rates to the heap leach pads. The Company engaged an independent third party consultant to review the Company’s leaching process. The consultant outlined several recommendations to assist in the extraction of gold and silver, and the Company implemented these changes during October, 2011.

The Company believes the improvements outlined will assist in bringing recoveries closer to the metallurgical estimates outlined in previous technical reports. The Company outlined the following solutions to rectify the lower recoveries of gold and silver as follows:

  Increasing pumping capacity by 60% to match stacking rates of 18,000 t/d of ore;

  Increased pumping capacity will allow for the application of 10 litres/hour/square meter (L/hr/m2) of irrigation compared to previous applications of 4-5 L/hr/m2;

  Increased irrigation capacity will allow for optimal leach cycle times of 90 to 120 days, compared to previous leach time of 60 days;

  The Company has switched from top-stacking to retreat stacking which will allow for ore to be saturated quicker;

  An increase in the cyanide solution rate by 10% in order to achieve a minimum of 40 ppm in the return solution; and

  Construction of a cyanide and lime application method at various transfer points to achieve better saturation.

The Company has seen improvements in production rates during the current period, and as a result, a portion of the production for the current period was due to deferred gold production being realized. The Company expects to see continued production improvements during 2012. Management is closely monitoring the number of ounces in process on the heap leach pad, and will evaluate formal re-leaching programs to further extract the accumulated ounces in process in the event that the higher monthly recovery rates currently being realized cease to continue.

The Company mined 6.3 million tonnes from the Mine during the current period, compared to 5.8 million tonnes during the same prior year period, an 8% increase. Dry tonnes of ore mined increased to 2.1 million tonnes of ore during the current period from 1.2 million tonnes of ore during the same prior year period; a 65% increase.

The Company has increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 18,000 t/d. The Company commissioned the expansion in July, 2011 with successful testing through July and August, 2011. The Company is currently installing a scalping system, which will sift out material able to be placed directly on the heap leach pad and allow larger ore fragments to be crushed. This will bring total crushing capacity to 25,000 t/d and is expected to be commissioned in July, 2012. The total estimated capital cost of this expansion is $2.2 million. Once the scalping system is installed, crushing capacity is planned to be further increased to 32,000 t/d with the installation of a portable crushing unit by January, 2013. The total estimated capital cost of this expansion is $7.7 million, of which $3.7 million has already been paid. The lower grade ore mined but not currently processed is being stockpiled for future processing. The Company will continue to review additional expansion opportunities in the future.

The average grade of ore mined from the Mine decreased during the current period to 0.58 g/t Au, compared to 0.94 g/t Au for the same prior year period. This decrease in average grade of ore mined is the result of the recent drilling program of the Company whereby the ore body has been further defined via the additional drill holes. While the additional drilling has resulted in a more accurate ore grade which is lower than that of the prior NI 43-101 Technical Report, it is considered more homogenous. Additionally, as a result of recent gold prices, low grade ore is being stockpiled as it is deemed economic to process. Previously, the low grade ore was treated as waste. This has had the effect of reducing the overall grade mined in comparison to prior periods.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The average grade of ore processed has decreased to 0.78 g/t Au in the current period, compared to 0.94 g/t Au for the same prior year period as a result of management stockpiling the mined lower grade ore for processing upon the completion of the 32,000 t/d crushing expansion. The average grade of ore mined and ore processed during the nine months ended December 31, 2011 was 0.66 g/t Au and 0.81 g/t Au, respectively, compared to 0.84 g/t Au and 0.84 g/t Au, respectively, for the year ended March 31, 2011.

This was due to ramping up of the grade placed on pads during the six months ended September 30, 2011 and to the change in the mine model in response to the new NI 43-101 Technical Report update.

The Company continued stripping activities at the Mine, with the strip ratio higher than the estimated life of mine strip ratio of 1.73. The Company expects the strip ratio to remain consistent with results in the current period. During the current period, deferred stripping at the San Francisco Gold Project represented a capital investment of $0.3 million, for a total of $6.0 million during the nine months ended December 31, 2011.

SAN FRANCISCO GOLD PROJECT - RESOURCE REVIEW

On September 20, 2011, the Company announced an updated NI 43-101 resource and reserve update prepared by MICON International, Ltd, with the actual report being released November 23, 2011. On March 14, 2012, the Company released a further update to the resource estimate in which the measured and indicated and inferred resources were increased to 1,575,000 ounces and 1,351,000 ounces, respectively, from 1,441,000 ounces and 1,005,000 ounces, respectively.

Mineral reserves for the San Francisco Gold Project, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Proven	49,030	0.584	920,000
Probable	23,361	0.546	410,000
Total proven and probable	72,391	0.572	1,330,000

Mineral reserves within the San Francisco pit design (June 30, 2011) at $1,100/oz gold price and after mining recovery and dilution.

Resource classification	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Measured mineral resource	58,010	0.610	1,131,000
Indicated mineral resource	23,787	0.580	444,000
Total measured and indicated	81,797	0.600	1,575,000
Inferred mineral resource	93,202	0.450	1,351,000

Mineral resource estimate for the San Francisco Gold Project (inclusive of mineral reserves) (cut-off grade of 0.128 g/t Au, $1,200/oz gold price)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

As illustrated above, inferred resources are estimated to contain approximately 1,005,000 ounces of gold.

SAN FRANCISCO GOLD PROJECT - DEVELOPMENT REVIEW

The Company’s budget for the next phase of exploration for the San Francisco Gold Project is the result of the successful 2009-2011 drilling program.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

San Francisco open pit gold mine

The Company employed nine drill rigs at the Mine from July, 2011 to November, 2011 to complete 56,315 metres of drilling (225 holes), which cost approximately $5.6 million. These metres are in addition to the 60,782 metres (441 holes) completed during January, 2011 to June, 2011, which cost approximately $6.0 million and were included in the most recent NI 43-101 Technical Report Update filed on November 23, 2011. The 56,315 metres of drilling are incorporated into the updated resource estimate, which was released March 14, 2012.

The development program focused around the existing pit in a zone 2 kilometres (“km”) east-west by 1 km north-south. The drill program includes exploring below the currently planned pit bottom of 240 metres, using reverse circulation drilling and core drilling for holes deeper than 250 metres in depth. The returned assays indicate the mineralization is extending in parallel mineral bodies up to 40 metres in width below the currently planned pit bottom, and has shown mineralized zones at depths of 100 metres below the currently planned pit bottom.

The current exploration below the planned pit bottom has returned high grade intercepts, and supports the preliminary theory from the Company’s geological team, that the mineralized system may extend to greater depths. This is consistent in “mesothermal” systems, which have significant depth extent, and have the potential to yield high grade feeder systems at depth and underscore the potential for further expansion of the long-term production profile.

Results from deep core drilling underneath the planned pit bottom were very encouraging. More specifically, a total of 117,044 metres of drilling and a total of 666 holes were included in the drilling program from January, 2011 to November, 2011, with the following highlights of meaningful interceptions:

  TF-1280 intersected 4.57 metres of 11.932 g/t Au and 39.62 metres of 1.613 g/t Au;
  TFD-90 intersected 4.50 metres of 2.219 g/t Au;
  TFD-80 intersected 1.50 metres of 3.097 g/t Au;
  TF-1246 intersected 12.19 metres of 1.031 g/t Au;
  TF-1279 intersected several intervals including 4.57 metres of 1.036 g/t Au, 4.57 metres of 1.89 g/t Au and 6.09 metres of 2.48 g/t Au;
  TF-1377 intersected 80.77 metres of 0.822 g/t Au, 1.52 metres of 3.547 g/t Au, 9.14 metres of 3.456 g/t Au, 3.05 metres of 2.075 g/t Au, and 1.52 metres of 52.66 g/t Au; and
  TF-1379 intersected 38.1 metres of 5.129 g/t Au; 1.52 metres of 25.42 g/t Au; 15.24 metres of 8.347 g/t Au; and 1.52 metres of 77.348 g/t Au.

The Company is focused on the continued development of the Mine and has commenced an additional drilling program for 65,000 metres of reverse circulation drilling at an approximate cost of $6.5 million as of March, 2012. The results of this drill program will further define the ore body and be used in a future resource update.

Mineral reserves for the Mine, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Proven	42,850	0.604	831,000
Probable	21,395	0.556	383,000
Total proven and probable	64,245	0.588	1,214,000

The total resource of the Mine is estimated to be:

Resource classification	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Measured mineral resource	46,614	0.630	949,000
Indicated mineral resource	22,482	0.590	426,000
Total measured and indicated	69,096	0.620	1,375,000
Inferred mineral resource	79,456	0.450	1,156,000

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

La Chicharra open pit gold mine

The Company has also commenced a new exploration program on the La Chicharra open pit gold mine. La Chicharra is located 2 km west of the Mine. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 ounces of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and advanced surface exploration (Mobile Metal Ion - “MMI”) techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling, which confirmed the presence of gold mineralization in the bedrock, and drilling delineated a deposit with a resource of 60,000 to 70,000 ounces of gold. Strong gold geochemical anomalies suggest that there is the possibility of further gold mineralization at depth.

The most significant results obtained along the projection of the La Chicharra mineral trend occurred in hole TFR-16 (see press release dated May 13, 2010), located 500 metres to the south of the Mine and 1,200 metres to the southeast of La Chicharra. This hole intercepted a mineral interval of 21 metres averaging 1.11 g/t Au, which included a 3 metre interval grading 5.28 g/t Au. Four reverse circulation holes were drilled surrounding hole TFR-16 (TF-500, 501, 502 and 503). The assay results have been interpreted preliminarily as confirmation of the south-eastern continuity of the La Chicharra mineral trend for a further 1,400 metres from the existing La Chicharra open pit, or as belonging to a parallel mineral system to the San Francisco deposit.

Drilling at La Chicharra commenced in June, 2011 and a total of 57,942 metres of reverse circulation drilling (286 holes) were completed by the end of November, 2011. Drill results to date show similar grades and geological characteristics to initial results obtained from the Mine in the late 1990’s. Results to date indicate the mineralized zone at La Chicharra extends down dip from the existing open pit to a depth of 200 metres beneath the north wall, and 300 metres parallel from previously known gold mineralization.

Ongoing drilling continues to the northwest of the La Chicharra prospect with the objective of testing mineralization along a strike length of over 600 metres.

The Company is focused on the continued development of La Chicharra and has commenced a drilling program for 35,000 metres of reverse circulation drilling at an approximate cost of $3.5 million as of March, 2012. The results of this drill program will further define the ore body and be used in a future resource update.

Mineral reserves for La Chicharra, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Proven	6,180	0.447	89,000
Probable	1,966	0.439	27,000
Total proven and probable	8,146	0.445	116,000

The total resource of La Chicharra is estimated to be:

Resource classification	Tonnes (000 t)	Grade (g/t Au)	Gold ounces
Measured mineral resource	11,396	0.500	182,000
Indicated mineral resource	1,305	0.440	18,000
Total measured and indicated	12,701	0.500	200,000
Inferred mineral resource	13,746	0.440	195,000

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

OTHER PROPERTIES - EXPLORATION REVIEW

San Onesimo

The signing of this property and the definition of at least three specific exploration targets in the concessions owned by the Company in the vicinity of the Peñasquito gold deposit is encouraging and the Company is optimistic about the possible discovery of a new mineral deposit, which will extend the operation of the Company to this region. The property is situated 16 km to the northeast of the Camino Rojo gold deposit and 45 km southeast of the Peñasquito gold deposit.

During 2011, the Company completed preliminary exploration on the La Noria and El Valle targets, consisting of MMI soil sampling followed by magnetic and induced polarization surveys to define drill targets.

Timmins Claims

There are 5 mining concessions 100% owned by Timmins Goldcorp Mexico, all within the region of Mazapil-Concepcion del Oro. This region is located north of the state of Zacatecas, and has emerged over the last few year as one of the most active mining exploration and development regions in Mexico and all Latin America.

The objective is to demonstrate the presence of a gold mineralized zone by way of soil and rock chip sampling. The Company has commenced a systematic sampling program using MMI techniques in the southeast portion of the Timmins 4 concession, which could be a justification for geophysics and an initial drill program once a geochemical anomaly is identified.

Patricia Property

The property is located in the north-central portion of the state of Sonora, 50 km to the southwest of the Mine. The Company has undertaken trenching and systematic sampling. Results confirm the large tonnage, low gold grade deposit, in order of 1 to 2 g/t Au with potential silver and polymetallics.

Norma Property

The property is located 30 km northwest of the Mine. Three targets were chosen for initial drilling. On the north target, the Company completed 2,090 metres of reverse circulation drilling, distributed in 16 drill holes along 2,000 metres of gold anomalous outcrops. Gold and silver values hosted in veins, veinlets and breccia were intercepted by the drill holes, mainly in close contact to the sandstones and siltstones with dikes of monzonite.

El Picacho Property

The property is located in the north-central portion of the state of Sonora, 20 km southwest of the Mine. Exploration by the Company includes geological mapping, sampling and compilation of the exploration works done by previous exploration companies on the property. On this basis, a drill program commenced in February, 2012. As of the date of this MD&A, a total of 1,478 metres have been drilled.

La Mexicana Property

The La Mexicana target is located only 6.5 km north of the Mine. Mapping and sampling was done along the north portion of the metamorphic precambrian belt of the San Francisco gold deposit, which includes systematic sampling of the existing underground works on the La Mexicana target. The returned assays include gold values as high as 28.908 g/t Au, in general showing consistency along of the underground works.

In the trenches to the northeast of La Mexicana, the results of the assays were within the range to be an exploration target for drilling. The assay varies from 0.1 to 1.3 g/t Au. On this basis, a formal drill program is pending; however, 16 holes were drilled in October, 2011 and November, 2011 for a total of 2,669 metres to assist in further assessing the La Mexicana exploration potential.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

La Pima Property

The La Pima target consists of an outcrop on the large La Pima claim and beyond that in a series northeast trending limestone ridges in the southwest part of the claim, 25 km northwest of the Mine and 13 km west of the Santa Ana town. The Company will decide shortly on the next stage of exploration.

El Capomo

This target is located in the south of the state of Nayarit and consists of six concessions covering more than 47,500 hectares. Prospecting work done on the property has identified favourable geology for mineral discoveries in at least five locations; the most significant is a series of quartz veins and quartz outcrops along 1,200 metres with widths varying from 0.70 metres to 3 metres with gold and silver grades varying from 0.28 to 3.45 g/t Au and 15 to 240 g/t silver.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations. The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash on hand at December 31, 2011 of $9.9 million.

During calendar 2011, the Company reinvested and will continue to reinvest funds generated from operations into the continued development, and exploration at the San Francisco Gold Project. Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the San Francisco Gold Project.

A summary of non-discounted liabilities and future operating commitments are as follows:

		Less than			Greater than 5
	Total	1 year	1 - 3 years	3 - 5 years	years
Trade payables and accrued liabilities	$15,884,416	$15,884,416	$-	$-	$-
Vendor loan	1,725,000	1,725,000	-	-	-
Long-term debt	17,245,442	17,245,442	-	-	-
Other long-term liabilities (1)	1,233,392	-	1,233,392	-	-
Future operating commitments (2)	41,493,117	30,774,291	10,718,826	-	-
Provision for site reclamation and closure (3)	2,203,925	-	-	-	2,203,925
	$79,785,292	$65,629,149	$11,952,218	$-	$2,203,925

(1)	Other long term liabilities represents the non-discounted amount of the demobilization costs (see Note 21 of the consolidated financial statements).

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

(2)

The future operating commitments of the Company are significantly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract covers substantially all mining services at a cost of $1.64 (plus VAT) per tonne of material mined. As the total tonnes mined during the current period were 6.3 million, this mining service contract is the most significant component of the Company’s commitments. The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased. Another significant component of the future operating commitments of the Company is the mineral property obligations with regards to payments going to El Picacho, San Onesimo and Quila exploration properties at various dates until January, 2015.

(3)

Provision for site reclamation and closure represents the non-discounted amount of the stimated cash flows required to settle the retirement obligations of the San Francisco Property (see Note 11 of the consolidated financial statements).

Management believes that the working capital at December 31, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments for the next twelve months.

Cash flow

	Nine months ended	Year ended
	December 31, 2011	March 31, 2011
Cash flow provided by operating activities ($)	24,029,887	42,743,992
Cash flow used in investing activities ($)	27,365,994	30,956,501
Cash flow provided by (used in) financing activities ($)	7,631,460	(9,066,318)

Cash flow from operating activities for the nine months ended December 31, 2011 was $24.0 million, compared to $42.7 million for the year ended March 31, 2011. This decrease was primarily due to the increases in trade and other receivables, inventories, advances and prepaid expenses, and trade payables by $5.2 million, $16.6 million, $2.2 million, and $1.6 million, respectively. The increase in net income before income tax expense of $32.7 million, compared to $18.6 million during the year ended March 31, 2011 was significantly offset by the decreases in finance expense and loss on warrant liability to $2.5 million and $1.0 million, respectively, during the nine months ended December 31, 2011, compared to $12.8 million and $3.6 million, respectively, during the year ended March 31, 2011. The change in cash flow from operating activities for the nine months ended December 31, 2011 was also impacted by the increase in share-based payments of $5.4 million, compared to $0.7 million during the year ended March 31, 2011. Finance expenses and income taxes were also paid for $1.3 million and $2.0 million, respectively, during the nine months ended December 31, 2011, compared to $nil and $nil, respectively, during the year ended March 31, 2011.

Cash flow used in investing activities for the nine months ended December 31, 2011 was $27.4 million, compared to $31.0 million for the year ended March 31, 2011 significantly as a result of expenditures on mineral properties, plant and equipment. Capital expenditures for the nine months ended December 31, 2011 were similar to those of the year ended March 31, 2011, and an amount of restricted cash was released to the Company in July, 2011 which reduced total cash flow used in investing activities by $1.8 million.

Cash flow from financing activities for the nine months ended December 31, 2011 was $7.6 million, compared to cash flow used of $9.1 million for the year ended March 31, 2011. This change is significantly due to the proceeds of long-term debt of $18.2 million, compared to $nil during the year ended March 31, 2011. Also, the amount of repayment towards long-term debt decreased to $12.6 million during the nine months ended December 31, 2011, compared to $15.6 million during the year ended March 31, 2011. Cash flow from shares issued for cash decreased to $2.0 million during the nine months ended December 31, 2011, compared to $6.5 million during the year ended March 31, 2011 as a result of fewer share purchase warrants and share options being exercised during the current period.

At the San Francisco Gold Project, a significant portion of the operating and capital expenditures are denominated in Mexican pesos, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged 13.64 Mexican pesos to $1, and C$1.02 to $1. The Company does not manage foreign currency exposure through the use of forward contracts.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Capital resources

The capital of the Company consists of the items included in the consolidated equity and long-term debt, net of cash.

	December 31,	March 31,	April 1,
	2011	2011	2010
Equity	$101,599,965	$68,147,642	$54,196,535
Current portion of long-term debt	17,245,442	12,038,469	7,985,273
Long-term debt	-	-	7,475,075
	118,845,407	80,186,111	69,656,883
Less: Cash	(9,865,007)	(5,639,859)	(2,674,764)
	$108,980,400	$74,546,252	$66,982,119

At December 31, 2011, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital resources of the Company have increased to $109.0 million from $74.5 million at March 31, 2011 due to the increased profitability of the Company and the refinancing of long-term debt. In June, 2011, the Company restructured and replaced its previously outstanding Gold Loan with Sprott Asset Management LP with a C$18.0 million debt agreement with Sprott Resource Lending Partnership. The new debt agreement allowed the Company to repay the then existing requirement to deliver the cash equivalent of 8,335 ounces of gold and provided a further C$5.6 million in working capital. The new debt agreement provides for a lump sum payment of principal on maturity in July, 2012, with interest paid at the rate of 1% per month. The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. Management is currently evaluating its financing alternatives upon maturity of the debt agreement.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan with Sprott Asset Management LP contained a derivative which is embedded in the US dollar denominated debt instrument (the “Embedded Derivative”). This Embedded Derivative was originally the equivalent of a series of 12 gold forward contracts maturing on each of the principal dates. As a result, the value of the loan was revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount is amortized using the effective interest method to each of the scheduled principal payment dates.

The replacement debt agreement with Sprott Resource Lending Partnership LP does not include an embedded derivative as a result of the repayment terms not requiring a calculation associated with the price of gold.

Dividends

No dividends were declared or paid during the nine months ended December 31, 2011.

Outstanding share data

The total number of outstanding common shares and share options at March 28, 2012 are 141,731,127 and 7,435,000, respectively.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Cash cost per gold ounce is calculated by dividing all of the costs absorbed into inventory, excluding depletion, depreciation and amortization, by applicable ounces sold.

The following provides a reconciliation of cash cost per gold ounce to the consolidated financial statements:

					Year ended
	Three months ended December 31		Nine months ended December 31		March 31
	2011	2011	2011	2010	2011
Production costs	$14,496,814	$8,831,925	$34,535,248	$24,734,932	$33,257,616
Divided by gold sold (oz)	21,895	20,031	56,777	47,032	62,762
	$662	$441	$608	$526	$530

For further details on the calculation of production costs, refer to Note 5 of the consolidated financial statements. In the gold industry, cash cost per gold ounce is a common performance measure but does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company has restated its previously reported financial statements under Canadian GAAP to reflect the adoption of IFRS in accordance with IFRS 1 - First-time adoptions of International Financial Reporting Standards, effective April 1, 2011 with a transition date of April 1, 2010 and the Company’s consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective at December 31, 2011. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 of the consolidated financial statements.

There were no changes to the accounting policies applied by the Company to each of the unaudited condensed consolidated interim financial statements, to those applied by the Company to the consolidated financial statements for the nine months ended December 31, 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates as the estimation process is inherently uncertain. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Management has made the following critical judgements and estimates:

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Critical judgments in applying accounting policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency of each entity is determined after consideration of the primary economic environment of the entity, and is reviewed when primary indicators change. The Company considers the impact of changes to primary indicators such as the commencement of commercial operations and/or a significant increase in sales in a currency other than the established functional currency. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties.

Any proceeds generated from incidental metal sales prior to reaching the intended operating levels are offset against the costs capitalized; depletion of such capitalized costs commences upon reaching the intended operating levels. The consolidated statement of earnings and comprehensive income has been impacted by management’s determination that the San Francisco Mine reached the intended operating levels on April 1, 2010.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairments

The Company assesses its mining interest assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resource estimates may impact the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the estimation of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2011, the carrying amount of stripping costs capitalized was $21.3 million.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These amounts are carried at the lower of average cost or net realizable value (“NRV”) and subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

The estimates of a future site reclamation and closure provision are subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

Deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

Share-based payments are measured at fair value. Share options and share purchase warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to profit or loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

CHANGES IN ACCOUNTING STANDARDS

A number of new standards, and amendments to standards and interpretations, are not yet effective for the nine months ended December 31, 2011, and have not been applied in preparing the consolidated financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October, 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

Income taxes

In December, 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier adoption permitted.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May, 2011, the IASB issued IFRS 10 - Consolidated Financial Statements, which supersedes SIC 12 - Consolidation - Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities, which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

Joint arrangements

In May, 2011, the IASB issued IFRS 11 - Joint Arrangements which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Fair value measurement

In May, 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board to develop common requirements for defining and measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

Financial statement presentation

In June, 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the statement of comprehensive income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October, 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November, 2009 and October, 2010, phase one of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRIC or the former SIC.

The Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involved several detailed steps including: scoping and planning, detailed assessment, implementation; and post implementation. All steps were completed by June 30, 2011. The post implementation procedures involve the maintenance of sustainable IFRS compliant financial data and processes for the period from April 1, 2011 to December 31, 2011 and beyond.

Management did not encounter any significant issues during the reporting process for the Company’s 2011 quarterly and nine months ended December 31, 2011 consolidated financial statements.

The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or compensation plans.

The Company’s consolidated financial statements as at and for the nine months ended December 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of the comparative consolidated statements of financial position at April 1, 2010 and March 31, 2011 and consolidated statements of earnings and comprehensive income and cash flows for the year ended March 31, 2011 as previously reported and prepared in accordance with Canadian GAAP.

The following tables reconcile the Company’s consolidated statements of financial position, earnings and comprehensive income and cash flows prepared in accordance with Canadian GAAP and as previously reported, to those prepared and reported in the Company’s consolidated financial statements in accordance with IFRS:

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Condensed consolidated statement of earnings and comprehensive income

			For the year ended March 31, 2011

	Canadian GAAP		Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

Gross profit		43,466,198	42,887,465	-	42,887,465

Corporate and administrative expenses	e)	8,359,814	8,323,028	(561,974)	7,761,054

Profit from operations		35,106,384	34,564,437	561,974	35,126,411

Other income, net		20,036	19,498	-	19,498
Finance expense	d),f),g)	(12,604,760)	(12,362,246)	(448,184)	(12,810,430)
Loss on warrant liability	c)	-	-	(3,677,544)	(3,677,544)
Foreign exchange gain (loss)	b)	611,968	620,846	(667,336)	(46,490)
Profit before income tax		23,133,628	22,842,535	(4,231,090)	18,611,445

Income tax expense
Current income tax		659,047	678,777	-	678,777
Deferred income tax	h)	11,010,527	10,821,947	520,231	11,342,178
		11,669,574	11,500,724	520,231	12,020,955

Earnings for the year		11,464,054	11,341,811	(4,751,321)	6,590,490

Exchange differences on translating foreign operations, net of tax	a)	-	2,868,674	(2,868,674)	-

Total comprehensive income		$11,464,054	$14,210,485	$(7,619,995)	$6,590,490

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Condensed consolidated statement of cash flows

			For the year ended March 31, 2011

	Canadian GAAP		Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

OPERATING ACTIVITIES
Profit before income tax		$23,133,628	$22,842,535	$(4,231,090)	$18,611,445
Items not affecting cash:
Depletion and depreciation		7,063,281	6,935,347	-	6,935,347
Finance expense		12,542,177	12,335,356	475,074	12,810,430
Loss on warrant liability	c)	-	-	3,677,544	3,677,544
Share-based payments	e)	1,290,473	1,249,902	(561,974)	687,928
Foreign exchange (gain) loss	b)	(560,239)	(573,215)	640,446	67,231
Asset write-down		1,338,978	1,358,403	-	1,358,403
Changes in non-cash working capital items		(1,427,882)	(1,404,336)	-	(1,404,336)
Cash flows provided by operating activities		43,380,416	42,743,992	-	42,743,992

INVESTING ACTIVITIES
Cash flows used in investing activities		(31,396,124)	(30,956,501)	-	(30,956,501)

FINANCING ACTIVITIES
Cash flows used in financing activities		(9,198,277)	(9,066,318)	-	(9,066,318)

Effects of exchange rate changes on the balance of cash held in foreign currencies		-	243,922	-	243,922

Increase in cash		2,786,015	2,965,095	-	2,965,095
Cash, beginning of period		2,694,825	2,674,764	-	2,674,764
Cash, end of period		$5,480,840	$5,639,859	$-	$5,639,859

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Condensed consolidated statements of financial position

			At April 1, 2010

		Canadian GAAP	Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

ASSETS
Current assets	b)	$16,182,922	$16,062,453	$-	$16,062,453
Non-current assets	b),f),g)	66,096,360	65,604,327	310,223	65,914,550
Total assets		82,279,282	81,666,780	310,223	81,977,003

LIABILITIES
Current liabilities		14,207,105	14,081,311	-	14,081,311
Non-current liabilities	b),f),h)	14,020,596	13,916,225	(217,068)	13,699,157
Total liabilities		28,227,701	27,997,536	(217,068)	27,780,468

EQUITY
Total equity	b),c),d),e)	54,051,581	53,669,244	527,291	54,196,535

Total liabilities and equity		$82,279,282	$81,666,780	$310,223	$81,977,003

			At March 31, 2011

		Canadian GAAP	Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

ASSETS
Current assets	b)	$26,179,700	$26,939,354	$(432,733)	$26,506,621
Non-current assets	b),f),g)	87,495,140	90,034,101	(2,831,066)	87,203,035
Total assets		113,674,840	116,973,455	$(3,263,799)	113,709,656

LIABILITIES
Current liabilities	g)	10,913,716	11,234,290	15,590,200	26,824,490
Non-current liabilities	b),f),g),h)	29,214,892	30,062,658	(11,325,134)	18,737,524
Total liabilities		40,128,608	41,296,948	4,265,066	45,562,014

EQUITY
Total equity	b),c),d),e)	73,546,232	75,676,507	(7,528,865)	68,147,642

Total liabilities and equity		$113,674,840	$116,973,455	$(3,263,799)	$113,709,656

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

a)	Change in presentation currency

The Company has changed its presentation currency from the Canadian dollar to the US dollar. Prior to performing the required reconciliations of the impact of adoption of IFRS, the Company’s previously published consolidated financial statements (in accordance with Canadian GAAP) have been recast using methods consistent with IAS 21 - The Effects of Changes in Foreign Exchange Rates. Assets and liabilities have been recast to US dollars using period end exchange rates. Revenues, expenses, gains and losses have been recast into US dollars using the rate in effect on the date of the transaction or the average rate for the period. The effect of making these changes resulted in the recognition of an accumulated foreign currency translation reserve within equity of $3.8 million and $6.7 million at April 1, 2010 and March 31, 2011, respectively, and $2.9 million for the year ended March 31, 2011. The Company has elected to apply the IFRS 1 exemption and has deemed all cumulative translation differences to be $nil and reallocated the balance to deficit at the transition date.

b)	Foreign currency translation

In connection with the adoption of IFRS, the Company assessed the functional currencies of each of its subsidiaries. The Company determined that under IFRS, the functional currency of the Company and each of its subsidiaries changed from Canadian dollars to US dollars effective April 1, 2010. The effect of this change resulted in changes to the measurement of non-monetary assets and liabilities for the periods subsequent to April 1, 2010. In addition, the amount of foreign exchange loss during the year ended March 31, 2011 relates to revaluation of non-US dollar monetary balances, while prior to the change in functional currency, the foreign exchange gain related to revaluation of non-Canadian dollar balances.

c)	Classification and measurement of share purchase warrants

At April 1, 2010, 11,352,780 share purchase warrants were outstanding and exercisable at a weighted average exercise price of C$0.65. As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative liability as the Company will receive a variable amount of USD equivalent cash when the share purchase warrants are exercised. Accordingly, the share purchase warrants have been reclassified as a warrant liability subsequent to the transition date and have been measured at fair value at the end of each reporting period with changes in fair value included in profit or loss. This resulted in a reclassification of $3.6 million to warrant liability at March 31, 2011 and a loss of $3.7 million during the year ended March 31, 2011. The share purchase warrant elimination amount of $1.1 million at March 31, 2011 is the net figure resulting from exercises of the share purchase warrants during the year ended March 31, 2011. Under Canadian GAAP, these share purchase warrants were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized. Note that this adjustment resulted from the change in functional currency of the Company, rather than from differences between Canadian GAAP and IFRS.

d)	Recognition and amortization of transaction costs and reclassification of long-term debt

Under Canadian GAAP, the Company previously expensed all transaction costs related to the issuance of debt classified as other financial liabilities and measured at amortized cost. IFRS requires that such costs be accounted for as an adjustment to the recorded amount of the financial instrument at the time of initial recognition and amortized over the term of the instrument using the effective interest method. This resulted in $0.6 million and $0.1 million in transaction costs being reclassified to long-term debt at April 1, 2010 and March 31, 2011, respectively. The impact for the year ended March 31, 2011 was an increase in finance expense of $0.4 million.

e)	Share-based payment

Certain previously issued share options had not yet fully vested at the transition date. Consequently, these equity instruments do not fall within the scope of the IFRS 1 exemption pertaining to share-based payments and must be re- measured in accordance with IFRS 2 on a retrospective basis. This resulted in a $0.6 million entry to share-based payment included in corporate and administrative expenses for the year ended March 31, 2011 and an adjustment to share-based payment reserve of $0.6 million at April 1, 2010. The $16,323 adjustment to share-based payment reserve is net of the $0.6 million effect of this IFRS at April 1, 2010.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

f)	Measurement of provision for site reclamation and closure

Under IAS 37, a change in the current market-based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market-based rates. In addition, under Canadian GAAP, a credit adjusted risk-free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. This resulted in $0.3 million and $0.3 million adjustments to the provision and related asset at April 1, 2010 and March 31, 2011, respectively. The impact for the year ended March 31, 2011 was an increase in finance expense of $40,189.

g)	Presentation of financial statements

Certain differences exist between IFRS and Canadian GAAP with respect to how items are presented in the consolidated financial statements. A decision was made to combine equipment and resource properties as a single financial statement line item called mineral properties, plant and equipment resulting in a reclassification within long-term assets at the transition date and subsequent. In accordance with IAS 37, accretion of provision for site reclamation and closure was reclassified as finance expense as well as accretion of transaction costs now reclassified to long-term debt. Also, under Canadian GAAP, debt that was refinanced subsequent to a reporting period was allowed to be classified as non-current; IFRS does not include such considerations. As such, the Gold Loan, which was refinanced on June 1, 2011, is required to be classified as a current liability at March 31, 2011.

h)	Taxation

Under IAS 12 - Income taxes, deferred tax has been recognized on temporary differences arising from differences between the functional currency in which an asset or liability is reported and its tax basis as determined in its local currency, translated at current exchange rates. Under Canadian GAAP, a deferred income tax asset or liability is not recognized for such temporary differences. In addition, under IFRS the re-measurement of the provision for closure and reclamation and the related asset resulted in changes to temporary differences and the deferred tax liability. The impact of this change resulted in adjustments of $25,984 and $0.6 million to the deferred tax liability at April 1, 2010 and March 31, 2011, respectively.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. We regularly review our disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

As at December 31, 2011, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, management concluded that our disclosure controls and procedures are effective as of that date.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Timmins Gold Corp.;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Timmins Gold Corp. are being made only in accordance with authorizations of management and directors of Timmins Gold Corp.; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Timmins Gold Corp.’s assets that could have a material effect on the financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As at December 31, 2011, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting. Based its evaluation, management concluded that our internal control over financial reporting was effective as of that date.

RISKS AND UNCERTAINTIES

Risk Factors Relating to The Company’s Business

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

  levels of supply and demand;
  global or regional consumptive patterns;
  sales by government holders;
  metal stock levels maintained by producers and others;
  increased production due to new mine developments and improved mining and production methods;
  speculative activities;
  inventory carrying costs;
  availability and costs of metal substitutes;
  international economic and political conditions;
  interest rates;
  currency values; and
  inflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material adverse effect on its earnings and profitability. The Company currently does not enter into forward contracts with respect to or otherwise hedge its potential future gold sales.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The Company currently has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all.

If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensity in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. In addition, the high price of gold is encouraging new entrants to start competing companies and established companies to expand gold mining operations significantly. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on our results.

The Company has a limited operating history and therefore cannot ensure the long-term successful operation of its business or the execution of its business plan.

The Company was incorporated on March 17, 2005 and commenced commercial production on April 1, 2010. As a result, the Company has a very limited operating history upon which you may evaluate its proposed business and prospects. The Company’s existing and proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early stage extractive operations and the exploration and development of new mining properties, as more fully described elsewhere herein.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

  terrorism and hostage taking;
  expropriation or nationalization without adequate compensation;
  difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;
  labor unrest;
  high rates of inflation;
  changes to royalty and tax regimes;
  substantial fluctuations in currency exchange rates;
  volatile local political and economic developments;
  difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and
  difficulty obtaining key equipment and components for equipment.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of natural resources;
  exploration, development, production and post-closure reclamation of mines;
  imports and exports;
  price controls or production restrictions;
  taxation;
  mining royalties;
  labor standards and occupational health and safety, including mine safety; and
  historical and cultural preservation.

The Company’s activities relating to the Mine are subject to, among other things, regulations promulgated by SEMARNAP, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’ operations and profitability.

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco property has a mineralization considered a probable mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse impact on future cash flows, results of operations and financial condition.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  environmental hazards;
  industrial accidents, explosions and third party accidents;
  the encountering of unusual or unexpected geological formations;
  ground falls, rock bursts, cave-ins and seismic activity including earthquakes;
  fires and flooding;
  metallurgical and other processing problems, including the availability and costs of processing and refining facilities;
  availability of economic sources of power;
  variations in grade, deposit size, density and other geological problems;
  unanticipated adverse geotechnical conditions;
  incorrect data on which engineering assumptions are made;
  mechanical equipment performance problems;
  unavailability or significant changes in the cost of materials and equipment including fuel;
  labor force disruptions;
  title claims, including aboriginal land claims;
  unanticipated transportation costs; and
  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

  environmental damage and liabilities;
  work stoppages, delayed production and resultant losses;
  increased production costs;
  damage to, or destruction of, mineral properties or production facilities and resultant losses;
  asset write downs;
  monetary losses;
  claims for compensation of loss of life and/or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and
  other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances.

Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

  control dispersion of potentially harmful effluents; and
  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition and exploration programs may not yield new mineral reserves to replace or expand current mineral reserves.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves.

These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included in this MD&A are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labor availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described above under “—The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.” In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue.

Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labor costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
  the availability and costs of skilled labor, power, water, transportation and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and
  the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold) against the Mexican peso (being the currency in which the majority of the Company’s capital and operating costs are incurred), could have a significant impact on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant impact on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the Company’s directors and officers are or may become directors or officers of other companies engaged in other business ventures.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

In order to avoid potential conflicts of interest which may arise between the directors’ and officers’ duties to the Company and their duties to other companies, the Company’s directors and officers have agreed to the following:

  participation in other business ventures will be allocated on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;
  no commissions or other extraordinary consideration will be paid to such directors and officers; and
  business opportunities arising through other companies in which such directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and its board of directors has adopted, guidelines which require all directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

The Company may pursue strategic transactions in the future, which could be difficult to implement, disrupt its business or change its business profile significantly.

The Company will continue to consider opportunistic strategic transactions, which could involve acquisitions or dispositions of assets. Any future strategic transaction could involve numerous risks, including:

  potential disruption of the Company’s ongoing business and distraction of management;
  difficulty integrating acquired businesses or segregating assets to be disposed of;
  exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses the Company may acquire, and changing the Company’s business profile in ways that could have unintended consequences.

If the Company enters into significant strategic transactions in the future, related accounting charges may affect its financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

Risk Factors Relating to the Company’s Common Shares

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

  changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;
  current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;
  changes in financial estimates and recommendations by securities analysts;
  acquisitions and financings;
  quarterly variations in operating results;

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011
  the operating and share price performance of other companies that investors may deem comparable;
  the issuance of additional equity securities by the Company or the perception that such issuance may occur; and
  purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company may issue additional equity securities which may reduce the Company’s earnings per share.

The Company has in the past issued and may continue to issue equity securities to finance its activities, including in order to finance working capital requirements, capital expenditures and acquisitions. If the Company issues additional common shares, your percentage ownership of the Company will decrease and you may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares or its competitors’ securities, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common shares price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options and warrants are exercised, or as a result of additional securities offerings.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options and warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

U.S. GAAP

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS (Note 2 of the consolidated financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, the financial data presented herein may not be comparable to the financial data of U.S. companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the nine months ended December 31, 2011

Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.